Pernod Ricard

82-3361

02 FEB 15

SUPPL

02015179

January 3rd, 2002

AP/CE/05.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Antoine PERNOD

Encl. : 2 pages

dlw 2/5

Pernod Ricard

Havana Club
The WTO finds against the USA : S.211 violates international agreements on trademark protection

Congress will have to repeal Section 211
to ensure a world-wide protection of intellectual property rights

Geneva, 2 January 2002 - The World Trade Organization Appellate Body has issued a ruling today on "Section 211". This US legislation was adopted in November 1998, with a view to prevent the sale of the Cuban rum brand "Havana Club" in the USA and thus to protect to the interests of Bacardi.

This provision was found inconsistent with U.S. obligations to protect and enforce intellectual property rights under the WTO Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPS). The final decision finds that Section 211 blatantly violates two fundamental aspects of the TRIPS Agreement, namely the prohibition of discriminations against foreigners and the "most favoured nation treatment" principle (i.e. the obligation to grant to Cuba the same trade advantages as to other WTO Member States).

The Appellate Body recommends that the United States "bring its measures into conformity with its obligations under the TRIPS Agreement".

"*We are extremely pleased that the EU has prevailed in this proceeding*", says Mark Orr, Pernod Ricard Vice-President for North American Affairs. "*This decision strengthens the position of Havana Club International before US courts, which will not be able to invoke Section 211 as a reason not to hand down rulings in any litigation concerning the ownership of the Havana Club trademark in the USA*".

Background

Section 211 prohibits U.S. courts from recognizing assertions of rights to certain Cuban-origin trademarks or names and blocks the U.S. government from accepting fees associated with the registration or renewal of such marks and names. The provision applies to trademarks or trade names that are "the same as or substantially similar" to those that were at one time "used in connection with" a business whose assets were confiscated without adequate compensation.

Havana Club is a premium rum produced in Cuba and marketed worldwide by Havana Club Holding (HCH) through Havana Club International (HCI). Formed in 1993, HCH is a joint venture between Havana Rum and Liquors of Cuba and Pernod Ricard of France. The joint venture currently sells Havana Club rum in more than 80 countries around the globe.

In 1973, the original owner of the U.S. Havana Club trademark, a company called José Arechabala S.A., failed to renew the registration of this mark with the U.S. Patent and Trademark Office. As a result, the mark became freely available in the U.S., and in 1976, three years after its abandonment, a Cuban company called Cubaexport lawfully acquired ownership rights to it through an uncontested registration at the USPTO.

When the HCH joint venture was formed in 1993, it acquired all the Havana Club trademark rights from Cubaexport. HCH currently owns the trademark rights for Havana Club in 183 countries, including the United States.

Please contact :

Brussels : Jean RODESCH, Vice-President, European Affairs (Brussels)
Tel : + 32 2 230 17 58
Fax : + 32 2 230 02 88

Washington : Mark ORR, Vice-President, North American Affairs (Washington)
Mob : + 1 (202) 257 42 50
Fax : + 1 (202) 789 23 38

Paris : Alain-Serge Delaitte, Vice-President Corporate Affairs
Tel + 33 1 40 76 77 12
Mob: + 33 6 80 18 05 82